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Black-owned
Naked Nature, LLC

Cannabis Business

660 Douglas Street, Unit 400
Uxbridge, MA 01569
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Early Investor Bonus: The investment multiple is increased to 2× for the next $50,000 invested.
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THE PITCH
Naked Nature, LLC is seeking investment to fund its operational cost through their first harvest and if initial 160k is reached then we will seek to add an additional grow room to double production of our cultivation facility. Operational cost include the buildout of our manufacturing facility equipment costs as well.
Expanding LocationRenovating LocationLease SecuredFirst Location
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INVESTOR PERKS

Naked Nature, LLC is offering perks to investors. You earn perks based on your total investment amount in this business.

Early Adopters and Visionaries
Invest $500 or more to qualify. 100 of 100 remaining
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THE TEAM
Ellie Dummett
Founder/CEO/Cultivator

For as long as I can remember, I have been pursuing my passion for entrepreneurship and innovation with an emphasis on solving problems and with a community focus. As the founder and CEO of Naked Nature, LLC, we intend to positively impact the cannabis industry by cultivating and manufacturing high-quality craft cannabis for the state of Massachusetts.

Naked Nature, LLC is a provisionally licensed microbusiness that aims to meet the needs of consumers who support "mom & pop" small-batch craft growers who want to bring their quality to the industry and those who appreciate the art and science of cannabis cultivation. We strive to produce the best in the state by applying our expertise, creativity, and sustainability principles to every aspect of our operation. Our mission is to create lasting relationships with our customers, partners, and community based on trust, transparency, excellence, and accountability.

Irie Lion
Director of Cultivation

Irie has 20 plus years of cultivation experience both legacy and commercial. His passion for the plant has a following.

Chante Dawston
Chief Financial Officer

Chante brings accounting, auditing, a focus on the details, and concise communication. Responsible for tracking cash flow and financial planning, analyzing the company's financial strengths and weaknesses, and proposing strategic directions.

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Welcome to Naked Nature, where the love for cannabis meets a commitment to quality and community. We are more than just a cannabis company; we're a "self-proclaimed" movement driven by the passion of home growers turned entrepreneurs. Our mission is simple yet profound: to make a difference in the cannabis community by championing craft, small batch cultivation, manufacturing, sustainability, and, most of all...tangible community engagement and results.

At Naked Nature, we fully understand the struggles faced by "mom & pops" trying to get into the industry. As a craft/small-batch cannabis microbusiness, we prioritize quality over quantity, ensuring that each plant receives the care and attention it deserves. Our commitment to excellence extends beyond the product itself; it's about fostering a sense of belonging and connection within our community.

Our top funding priority is 160k to cover operational costs essential for navigating our crucial first harvest and 150k in crowdfunding funds to expand our production capacity. With your support, we aim to double our production by adding an additional 1100 sq ft grow room. This will allow us to meet growing demand while taking advantage of the economies of scale within our facility. Our goal is to be as efficient as possible to maintain our commitment to small-scale cultivation.

Quality and community are at the heart of everything we do. We believe in transparency, integrity, and accountability. We are committed to keeping our supporters informed every step of the way. This will ensure that we stay true to our values while achieving our business goals. Your investment will be vital and used judiciously to cover expenses such as purchasing manufacturing equipment, funding operational costs, and helping with compliance-related costs and fees.

Naked Nature is more than just a business; we are good people doing good things. By investing in us, you're not just supporting a cannabis company; you're joining a movement dedicated to positively impacting the industry and our communities. Together, we can grow something genuinely remarkable and authentic. Thank you for considering investing in Naked Nature.

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11/8/2016

Adult Use Legalized by Vote

4/12/2018

Adult-Use Applications Open

1/31/2021
Incorporated

Naked Nature, LLC was formed.

4/15/2021

Community Outreach Meeting WORCESTER

4/30/2021

Worcester Host Community Agreement Application Submitted

7/27/2021

Worcester Selectment Host Community Agreement Review for Naked Nature, LLC Zoom Meeting

8/31/2021

WORCESTER HOST COMMUNITY AGREEMENT APPROVED.

9/27/2021

The Worcester draft Host Community Agreement is available for review.

12/27/2021

CLINTON HOST COMMUNITY AGREEMENT Application Submitted

1/5/2022

CLINTON HOST COMMUNITY AGREEMENT APPROVED.

1/25/2022

The Clinton draft Host Community Agreement is available for review.

2/15/2022

CLINTON COMMUNITY OUTREACH MEETING.

2/182022

NAKED NATURE, LLC STATE APPLICATION SUBMITTED.

4/8/2022

NAKED NATURE, LLC APPLICATION DEEMED COMPLETE.

5/9/2022

CLINTON SPECIAL PERMIT APPLICATION SUBMITTED.

6/7/2022

CLINTON SPECIAL PERMIT APPROVED.

10/1/2023

UXBRIDGE LETTER OF INTENT FOR TURN-KEY FACILITY.

2/24
Capital Raise

START A CROWDFUNDING CAMPAIGN ASAP FOR OPERATIONAL COSTS FOR FIRST HARVEST.

2/24

PENDING: UXBRIDGE HOST COMMUNITY AGREEMENT APPROVED AND OUTREACH TO BE COMPLETED IN FEB

3/24

PENDING: SUBMIT TO STATE FOR APPROVAL FOR CHANGE OF LOCATION FROM CLINTON TO UXBRIDGE.

4/24

WE HOPE TO BE OPERATIONAL BY APRIL, WHEN WE CAN PLANT OUR FIRST CROP AND, ON DAY ONE, START MANUFACTURING GUMMIES!

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NAKED NATURE, LLC COMMISSION PROVISIONAL LICENSING APPROVAL
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Commissioner Ava Calendar acknowledged us during our review for provisional approval by the commission. 5-0

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Grow Room Tables and Supplies $22,000
Packaging $24,625
Mainvest Compensation $3,375
Total $50,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$495,000	$544,500	$598,950	$658,845	$724,730
Cost of Goods Sold	$148,500	$163,350	$179,685	$197,654	$217,419
Gross Profit	$346,500	$381,150	$419,265	$461,191	$507,311

EXPENSES

Rent	$99,000	$101,970	$112,167	$113,289	$114,422
Utilities	$28,800	$30,240	$31,752	$32,070	$32,390
Insurance	$4,980	$5,727	$6,026	$6,086	$6,147
Equipment Lease	$65,000	$65,000	$65,000	$65,000	$65,000
Repairs & Maintenance	$12,000	$5,000	$8,420	$4,944	$9,468
Legal & Professional Fees	$6,000	$6,180	$6,300	$6,866	$6,935
Operating Profit	$130,720	$167,033	$189,600	$232,936	$272,949

This information is provided by Naked Nature, LLC. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2020 Balance Sheet
2020 Income Statement
2021 Balance Sheet
2021 Income Statement
2022 Balance Sheet
2022 Income Statement
2023 Balance Sheet
2023 Income Statement
Investment Round Status
Target Raise $50,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends April 24th, 2024
Summary of Terms
Legal Business Name Naked Nature, LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
2×
Investment Multiple 1.6×
Business's Revenue Share 5%-12.4%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date June 30th, 2031
Financial Condition
No operating history

Naked Nature, LLC was established in 2020 and has been in the process of obtaining operating licenses. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF CRIMINAL LIABILITY AND ASSET FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

There are conflicts in Federal and State regulations related to cannabis.

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis laws and regulations may negatively impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At present, the states are maintaining existing laws and passing new ones in this area. A change in the federal attitude towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Banking Difficulties

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not accept for deposit funds from the drug trade and therefore would not be able to do business with the Company. As such, the Company and its wholly owned entities may have trouble finding a bank willing to accept their business. There can be no assurance that banks currently or in the future will decide to do business with cannabis growers or retailers, or that in the absence of legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law. This may make it difficult for the Company to open accounts, use the service of banks and otherwise transact business, which in turn may negatively affect the Company.

Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, banks remain wary to accept funds from businesses in the cannabis industry. Since the use of cannabis remains illegal under Federal law, there remains a compelling argument that banks may be in violation of Federal law when accepting for deposit, funds derived from the sale or distribution of cannabis. Consequently, businesses involved in the cannabis industry, including us, continue to have trouble establishing and maintaining banking relationships. An inability to open and maintain bank accounts may make it difficult for us and our customers to do business. In addition, our inability to maintain a bank account has resulted in our holding large sums of cash. Although we store our cash in a secure safe, we are exposed to a greater risk of theft.

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY VARY

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company and likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Instead, the Company will be responsible for facilitating all repayments and it is possible the Company may have difficulties in organizing and facilitating these future repayment obligations.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a

Note is not like that at all. The ability of Naked Nature, LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Naked Nature, LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Naked Nature, LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Naked Nature, LLC's core business or the inability to compete successfully against the with other competitors could negatively affect Naked Nature, LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Naked Nature, LLC's management or vote on and/or influence any managerial decisions regarding Naked Nature, LLC. Furthermore, if the founders or other key personnel of Naked Nature, LLC were to leave Naked Nature, LLC or become unable to work, Naked Nature, LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Naked Nature, LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Naked Nature, LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Naked Nature, LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Naked Nature, LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Naked Nature, LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Naked Nature, LLC's financial performance or ability to continue to operate. In the event Naked Nature, LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Naked Nature, LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Naked Nature, LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Naked Nature, LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Naked Nature, LLC will carry some insurance, Naked Nature, LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Naked Nature, LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Naked Nature, LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Naked Nature, LLC's management will coincide: you both want Naked Nature, LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Naked Nature, LLC to act conservative to make sure they are best equipped to repay the Note obligations, while Naked Nature, LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Naked Nature, LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Naked Nature, LLC or management), which is responsible for monitoring Naked Nature, LLC's compliance with the law. Naked Nature, LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Naked Nature, LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Naked Nature, LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Naked Nature, LLC, and the revenue of Naked Nature, LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Naked Nature, LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Naked Nature, LLC. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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